FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: January 25, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Ameritrade Transaction Complete

TD Bank Financial Group gains ownership stake in leading online brokerage player
TD Ameritrade

TORONTO, January 25, 2006 - TD Bank Financial Group (TDBFG) has completed the sale of TD Waterhouse USA to Ameritrade Holding Corporation, creating the combined company, TD Ameritrade. In connection with the transaction, TD Waterhouse Canada has acquired 100% of Ameritrade’s Canadian brokerage operations.

“The new TD Ameritrade has emerged as a clear industry leader offering clients a powerful combination of online services, an extensive branch system and a network of independent investment advisors,” said Ed Clark, President and Chief Executive Officer, TD Bank Financial Group. “For TDBFG shareholders this transaction has translated TD Waterhouse USA into a strong ownership position in one of the leading players in the online brokerage marketplace. In addition, TD Ameritrade complements TD Banknorth’s personal and commercial banking operations and strengthens the TD brand in the United States. As we asserted when we announced the sale, we believe this transaction creates both short and long term value for TDBFG shareholders.”

TD Bank Financial Group’s current ownership position in TD Ameritrade stands at 32.5%. TDBFG will realize a gain from this transaction of approximately U.S. $1.3 billion (CDN $1.5 billion) net of CDN$138 million tax recorded in Q4 2005.

Under the stockholders agreement entered into in connection with the transaction, TDBFG agreed to commence a cash tender offer at a price of not less than U.S. $16 per share, for approximately 7.4% of the outstanding Ameritrade shares.

“As we discussed following shareholder approval of the transaction earlier this month, at the time the transaction was initiated we wanted to add value to the deal by agreeing to offer to buy shares at what was a premium to market at that time. Clearly, the market has been supportive of this transaction as witnessed by the increase in the Ameritrade stock price. As a result, a tender offer at $16 per share does not add value now,” noted Clark. “We plan on fulfilling our legal obligation to complete the tender offer relatively soon, after which we would be in a position to buy shares in the marketplace. In order to retain a fifth seat on the TD Ameritrade board we are required to own 37.5% of TD Ameritrade one year following the completion of the transaction. Assuming appropriate market conditions, our preference would be to reach this level within a year or so.”

Conference Call Information
TD Ameritrade will conduct a combined earnings and closing conference call on January 25, 2006, at 7:30 a.m. ET. Topics for the call will include results from the December quarter, the vision of the combined company, TD Ameritrade, and the financial outlook for fiscal year 2006 and 2007. The dial-in number for the call in the USA and Canada is 1-888-818-8365 and the international dial-in number is 706-679-8476. The conference call is also being webcast live and can be accessed at TD Ameritrade’s website at www.amtd.com.

Immediately following the TD Ameritrade conference call, TD Bank Financial Group (TDBFG) will host a conference call for its shareholders and analysts on Wednesday January 25, 2006, at approximately 8:45 a.m. ET to discuss details of the closing of the TDBFG and Ameritrade transaction. The call will feature a presentation by Ed Clark, President and Chief Executive Officer, TD Bank Financial Group and will be followed by a question and answer period for analysts. The dial-in number for the call is the same as for the TD Ameritrade call in the USA and Canada - 1-888-818-8365, International - 706-679-8476. Participants in the TD Ameritrade call are welcome to remain on the line for the second call. A webcast of the call will be available on line at TD's website at www.td.com/investor/index.jsp.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This press release contains forward-looking statements within the meaning of U.S. and Canadian securities laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, TD Bank Financial Group’s plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; that TD Ameritrade is unable to transition customers, successfully execute its integration strategies, or achieve planned synergies; that the parties are unable to accurately forecast the anticipated financial results of TD Ameritrade following the transaction; that TD Ameritrade is unable to compete successfully in this highly competitive and rapidly changing marketplace; that TD Ameritrade is unable to retain employees that are key to the operations of the combined business; that TD Ameritrade is unable to identify and realize future consolidation and growth opportunities; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s results to differ materially from those described in the forward-looking statements can be found in TD Bank Financial Group’s Annual Report on Form 40-F for the fiscal year ended October 31, 2005, which was filed with the U.S. Securities and Exchange Commission on December 12, 2005 and is available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The tender offer for outstanding shares of TD Ameritrade common stock described in this press release has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank will file a tender offer statement on Schedule TO with the SEC, and, within the required time period following commencement, TD Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that TD Ameritrade's security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to TD Ameritrade's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC's web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

For more information contact:

Neil Parmenter, External Communications, (416) 308-0836

Scott Lamb, Investor Relations, (416) 982-5075